Q3 FY13 MANAGEMENT PRESENTATION 27 February 2013 Exhibit 99.4

DISCLAIMER
2
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-
looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and
Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability;
governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA
Overview and Operating Review – Louis Gries, CEO
Financial Review – Russell Chenu, CFO
Questions and Answers
3
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 47. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New
Zealand product liability expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 3rd quarter and nine months of the current fiscal year versus the 3rd quarter and nine months of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW
5
• 3   quarter and nine month net operating profit reflects asset impairment charges of US$5.8 million in the USA and Europe Fibre Cement segment
• 3   quarter and nine month net operating profit reflects New Zealand product liability expenses of US$7.5 million and US$13.2 million, respectively, in the Asia Pacific Fibre Cement segment
• Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments reflects, on a pre-tax basis, foreign exchange gain of US$5.5 million on an Australian dollar intercompany loan and a recovery of US$2.7 million of legal costs in relation to the ATO amended tax assessment
• FY2013 first half dividend of US5.0 cents per security (US4.0 cents in FY12) paid on 25
January 2013. The total amount of the dividend was US$22.1 million (US$17.4 million in
FY12)
1   Comparisons are of the 3rd quarter and nine months of the current fiscal year versus the 3rd quarter and nine months of the prior fiscal year
1
Q3 Q3%  9 Months 9 Months %
FY 2013 FY 2012 Change FY 2013 FY 2012 Change
Net operating profit (loss) 31.5 (4.8) - 115.0 123.6 (7)
Net operating profit excluding asbestos,  asset
impairments, ASIC expenses, New Zealand product
liability expenses and tax adjustments
28.8 28.0 3 113.1 109.3 3
Diluted earnings per share excluding asbestos, asset
impairments, ASIC expenses, New Zealand product liability
expenses and tax adjustments (US cents)
6.5 6.4 2 25.8 24.9 4
rd
rd
US$ Millions

USA AND EUROPE FIBRE CEMENT
3rd Quarter Result
Net Sales up 16% to US$224.5 million
Sales Volume up 17% to 351.1 mmsf
Average Price  down from US$641 per msf to US$639 per msf
EBIT down 2% to US$30.4 million
EBIT Margin down 2.6 pts to 13.5%
6
1   Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year
2 Excludes asset impairments of US$5.8 million in Q3 ‘13 and nil in Q3 ‘12
2
1
2

USA AND EUROPE FIBRE CEMENT
Nine Months Result
Net Sales up 11% to US$714.6 million
Sales Volume up 13% to 1,108.7 mmsf
Average Price  down 1% to US$645 per msf
EBIT down 1% to US$124.7 million
EBIT Margin down 2.2 pts to 17.5%
7
1    Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year
2 Excludes asset impairments of US$5.8 million in nine months FY13 and nil in nine months FY12
1
2
2

US ORGANISATIONAL CAPABILITY
In anticipation of a continued market recovery in the US housing market, the company has incurred higher costs in the US to increase its organisational capability
Such costs include:
Increase in headcount relative to 31 March 2012:
Manufacturing up 7%
Marketing, Sales and General and Administrative up 9%
Supply Chain up 29%
R&D up 13%
Increase in sales and marketing expenses for promotions, tradeshows and advertising
New R&D facility opened in Q3 FY13 and increased spending on key core R&D projects
8
Future sales growth is anticipated to exceed operating cost increases, with EBIT to revenue margins expected to improve over the next twelve months
The Company also expects to incur US$34 million in capital expenditure, over the next twelve months, to increase production capacity at the Fontana, CA plant, which is expected to re-open in early calendar year 2014

1 Excludes impairment charges of US$38.6 million in Q4 FY08, US$14.3 million in Q4 FY12 and US$5.8 million in Q3 FY13 9 Quarterly EBIT and EBIT Margin 1 EBIT EBIT Margin USA AND EUROPE FIBRE CEMENT

USA AND EUROPE FIBRE CEMENT 10 Average Net Sales Price (US dollars) 1 1 FY13 average net sales price represents 3rd quarter year-to-date; other years presented are for the full year US$645

ASIA PACIFIC FIBRE CEMENT
3rd Quarter Result
Net Sales up  6% to US$95.9 million
Sales Volume up 6% to 100.2 mmsf
Average Price  down 3% to A$922 per msf
EBIT down 3% to US$19.2 million
EBIT Margin down 1.8 pts to 20.0%
11
1 Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year
2  Excludes New Zealand product liability expenses of US$7.5 million and US$0.3 million in Q3 FY13 and Q3 FY12, respectively
1
2
2

ASIA PACIFIC FIBRE CEMENT
Nine Months Result
Net Sales down   2% to US$279.9 million
Sales Volume down from 298.2 mmsf to 297.5 mmsf
Average Price  down 1% to A$914 per msf
EBIT down 13% to US$58.2 million
EBIT Margin down 2.6 pts to 20.8%
12
1 Comparisons are of the nine months of the current fiscal year versus the nine months of the prior fiscal year
2 Excludes New Zealand product liability expenses of US$13.2 million and US$1.0 million in the nine months of FY13 and the nine months of FY12, respectively

2

GROUP 3rd QUARTER SUMMARY

1 Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year
USA and Europe Fibre Cement results reflected:
Higher sales volume
Lower average net sales price
Lower input costs (primarily pulp and freight)
Higher fixed manufacturing costs
Asset impairment charges of US$5.8 million
Higher organisational costs to fund initiatives that improve capability in anticipation of a continued market recovery in the US
Asia Pacific Fibre Cement results reflected:
Higher sales volume
Lower average net sales price
Subdued operating environment in Australia
An improved operating environment in New Zealand
Unfavourable movements in an accounting provision for certain legacy product liability claims in New Zealand
Consistent earnings in the Philippines market
Higher fixed manufacturing costs and lower input costs (primarily pulp)
1

GROUP OUTLOOK
United States
Industry data indicates consistent improvement in builder confidence and increased activity in the US housing market - momentum of recovery appears well founded
In anticipation of housing recovery continuing, the business is funding initiatives to improve organisational capabilities, which has constrained earnings
Growth in sales over the next twelve months is expected to exceed spending on organisational initiatives and improve EBIT to revenue margins
Capital expenditure of US$34 million approved for reconfiguration and refurbishment of the Fontana, CA plant, which is scheduled to re-open in early calendar year 2014
Asia Pacific
In Australia, the market environment remains subdued and market demand is not expected to improve in the near term
The New Zealand housing market continues to improve
In the Philippines, the business continues to perform well and is expected to continue to contribute consistent earnings in a stable operating environment

GROUP OUTLOOK
Key Priorities
The company’s key medium-term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of ColorPlus
®
and Trim products
Continue to rollout the job pack distribution model
Overall Group Strategy
The company’s focus is to:
Aggressively grow demand for products in targeted market segments
Grow the company’s overall market position while defending market share in existing segments
Introduce differentiated products to deliver a sustainable competitive advantage
Build operational strength and organisational capability to increase output in anticipation of a continued market recovery in the US

FINANCIAL REVIEW Russell Chenu, CFO

OPERATING REVIEW

Highlights
Improved sales volume in the US business reflecting an improved market environment
Price in the US business constrained by targeted penetration into price-sensitive market segments
Funding of initiatives in the US business to increase organisational capabilities in anticipation of a continued
market recovery in the US
Unfavourable movements in accounting provisions for legacy product liability claims in New Zealand, resulting in a charge of US$7.5 million and $13.2 million in the third quarter and nine months, respectively
Asset impairment charges of US$5.8 million (Q3)
Non-recurring foreign exchange gain of US$5.5 million (Q1) and recovery of RCI legal costs of US$2.7 million (Q2)
On 23 July 2012, the Company paid a FY2012 second half dividend of US$166.4 million, reflecting a payment of US38.0 cents per security (nil in FY12). On 25 January 2013, the Company paid a FY2013 first half dividend of US$22.1 million (US$17.4 million in FY12), reflecting a payment of US5.0 cents per security
(US4.0 cents in FY12)
Third quarter and nine month earnings impacted by:
Total contribution of US$184.1 million (A$177.5 million) to AICF in the 2013 financial year represents 35% of free cash flow, as defined by the AFFA, in the 2012 financial year

CHANGES IN A$ VERSUS US$
– Favourable impact from translation of Asia Pacific results – Q3
FY13 vs Q3 FY12
– Unfavourable impact on corporate costs incurred in Australian dollars – Q3 FY13 vs Q3 FY12
– Favourable impact from translation of asbestos liability
balance – 31 December 2012 vs 31 March 2012
18
Earnings Balance Sheet
N/A
N/A

RESULTS – Q3

US$ Millions  Q3 '13 Q3 '12 % Change
Net sales  320.4 283.0 13
Gross profit  96.2 90.6 6
SG&A expenses  (59.7) (48.0) (24)
Research & development expenses  (9.9) (7.3) (36)
Asset impairments (5.8) - -
Asbestos adjustments  11.7 (33.5) -
EBIT  32.5 1.8 -
Net interest income (expense) 2.1 (1.5) -
Other income  0.5 1.5 (67)
Income tax expense (3.6) (6.6) 45
Net operating profit (loss) 31.5 (4.8) -

RESULTS – Q3 (CONTINUED)

1 Includes AICF SG&A expenses and AICF interest income
US$ Millions Q3 '13 Q3 '12 % Change
Net operating profit (loss) 31.5 (4.8) -
Asbestos:
Asbestos adjustments  (11.7) 33.5 -
Other asbestos   (2.9) 0.1 -
Tax expense (benefit) related to asbestos
adjustments
2.5 (0.1) -
Asset impairments 5.8 -
-
ASIC expenses 0.1 0.3 (67)
New Zealand product liability expenses 7.5 0.3 -
Tax adjustments (4.0) (1.3) -
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability expenses and tax adjustments
28.8 28.0 3
1

RESULTS – NINE MONTHS

US$ Millions  9 Months
FY 2013
9 Months
FY 2012 % Change
Net sales  994.5 928.2 7
Gross profit  317.5 311.4 2
SG&A expenses  (160.6) (142.1) (13)
Research & development expenses  (27.8) (21.6) (29)
Asset impairments (5.8) - -
Asbestos adjustments  14.5 15.2 (5)
EBIT  137.8 162.9 (15)
Net interest income (expense) 2.3 (3.7) -
Other income (expense) 1.2 (0.5) -
Income tax expense (26.3) (35.1) 25
Net operating profit  115.0 123.6 (7)

RESULTS – NINE MONTHS (CONTINUED)

1 Includes AICF SG&A expenses and AICF interest income
US$ Millions
9 Months
FY 2013
9 Months
FY 2012 % Change
Net operating profit 115.0 123.6 (7)
Asbestos:
Asbestos adjustments  (14.5) (15.2) 5
Other asbestos (4.4) 0.1 -
Tax expense (benefit) related to asbestos
adjustments
5.1 (0.1) -
Asset impairments  5.8 - -
ASIC expenses 0.5 1.0 (50)
New Zealand product liability expenses 13.2 1.0 -
Tax adjustments (7.6) (1.1) -
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability expenses and tax adjustments
113.1 109.3 3
1

23 SEGMENT NET SALES – Q3 US$ Millions Q3 '13 Q3 '12 % Change USA and Europe Fibre Cement 224.5 192.8 16 Asia Pacific Fibre Cement 95.9 90.2 6 Total 320.4 283.0 13

24 SEGMENT NET SALES – NINE MONTHS US$ Millions 9 Months FY 2013 9 Months FY 2012 % Change USA and Europe Fibre Cement 714.6 641.3 11 Asia Pacific Fibre Cement 279.9 286.9 (2) Total 994.5 928.2 7

1 USA and Europe Fibre Cement EBIT excludes Q3 FY13 asset impairments
2 Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses
3 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
25
SEGMENT EBIT – Q3
US$ Millions
Q3 ’13 Q3 ’12 % Change
USA and Europe Fibre Cement 30.4 31.0 (2)
Asia Pacific Fibre Cement 19.2 19.7 (3)
Research & Development (6.8) (5.0) (36)
Total segment EBIT excluding asset impairments
and New Zealand product liability expenses
42.8 45.7 (6)
General corporate costs excluding asbestos and
ASIC expenses
(8.1) (8.9) 9
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability expenses 34.7 36.8 (6)
Asbestos adjustments 11.7 (33.5) -
AICF SG&A expenses (0.5) (0.9) 44
Asset impairments (5.8) - -
ASIC expenses (0.1) (0.3) 67
New Zealand product liability expenses (7.5) (0.3) -
Total EBIT 32.5 1.8 -
3
2
1

SEGMENT EBIT – NINE MONTHS
US$ Millions
9 Months
FY 2013
9 Months
FY 2012
% Change
USA and Europe Fibre Cement
124.7 126.3 (1)
Asia Pacific Fibre Cement
58.2 67.0 (13)
Research & Development (19.1) (15.2) (26)
Total segment EBIT excluding asset impairments
and New Zealand product liability expenses
163.8 178.1 (8)
General corporate costs excluding asbestos and
ASIC expenses
(19.8) (26.1) 24
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability expenses
144.0 152.0 (5)
Asbestos adjustments 14.5 15.2 (5)
AICF SG&A expenses (1.2) (2.3) 48
Asset impairments
(5.8)
- -
ASIC expenses (0.5) (1.0) 50
New Zealand product liaiblity expenses (13.2) (1.0) -
Total EBIT   137.8 162.9 (15)
3
4
2
1
1 USA and Europe Fibre Cement EBIT excludes Q3 FY13 asset impairments
2 Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses
3 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
4
General corporate costs excluding asbestos and ASIC expenses for the nine months of the current fiscal year reflects a legal cost recovery of
US$2.7 million associated with the conclusion of RCI’s disputed amended tax assessment with the ATO and a US$5.5 million foreign exchange gain related to an Australian dollar intercompany loan

INCOME TAX EXPENSE – Q3
1 Includes AICF SG&A expenses and AICF interest income
US$ Millions
Operating profit before income taxes 35.1 1.8
Asbestos:
Asbestos adjustments (11.7) 33.5
Other asbestos (2.9) 0.1
Asset impairments 5.8 -
Operating profit before income taxes excluding asbestos
and asset impairments 26.3 35.4
Income tax expense (3.6) (6.6)
Asbestos:
Tax expense (benefit) related to asbestos adjustments 2.5 (0.1)
Tax adjustments (4.0) (1.3)
Income tax expense excluding tax adjustments (5.1) (8.0)
Effective tax rate excluding asbestos, asset impairments
and tax adjustments 19.4% 22.6%
Q3 '13 Q3 '12
1

INCOME TAX EXPENSE – NINE MONTHS
1 Includes AICF SG&A expenses and AICF interest income
US$ Millions
9 Months
FY 2013
9 Months
FY 2012
Operating profit before income taxes 141.3 158.7
Asbestos:
Asbestos adjustments (14.5) (15.2)
Other asbestos (4.4) 0.1
Asset impairments 5.8 -
Operating profit before income taxes excluding
asbestos and asset impairments
128.2 143.6
Income tax expense (26.3) (35.1)
Asbestos:
Tax expense (benefit) related to asbestos adjustments 5.1 (0.1)
Tax adjustments (7.6) (1.1)
Income tax expense excluding tax adjustments (28.8) (36.3)
Effective tax rate excluding asbestos, asset impairments
and tax adjustments 22.5% 25.3%
1

CASHFLOW
1
1 Comparisons are of the nine months ended of the current fiscal year versus the nine months ended of the prior fiscal year. Certain reclassifications have been reflected in the prior period to conform with current period presentation
US$ Millions 9 Months
FY 2013
9 Months
FY 2012
EBIT  137.8 162.9
Non-cash items:
Asbestos adjustments (14.5) (15.2)
  Asset impairments 5.8 -
Other non-cash items 45.5 55.6
Net working capital movements 34.1 25.8
Cash Generated By Trading Activities 208.7 229.1
Tax payments, net (85.0) (28.4)
Change in other non-trading assets and liabilities 149.4 (34.0)
Change in asbestos-related assets & liabilities (4.4) 0.1
Payment to the AICF (184.1) (51.5)
Interest paid (net) (1.3) (6.1)
Net Operating Cash Flow 83.3 109.2
Purchases of property, plant & equipment (41.8) (25.5)
Proceeds from sale of property, plant & equipment 0.5 0.3
Common stock repurchased and retired - (19.0)
Dividends paid (166.4) -
Proceeds from issuance of shares 20.8 1.3
Tax benefit from stock options exercised 0.9 2.6
Effect of exchange rate on cash (3.2) (2.7)
Movement In Net (Debt) Cash (105.9) 66.2
Beginning Net Cash (Debt) 265.4 (40.4)
Ending Net Cash  159.5 25.8

CAPITAL MANAGEMENT

On 23 July 2012, the Company paid a FY2012 second half dividend of US$166.4 million, reflecting a payment of US38.0 cents per security (nil in FY12). On 25 January 2013, the Company paid a
FY2013 first half dividend of US$22.1 million (US$17.4 million in FY12), reflecting a payment of
US5.0 cents per security (US4.0 cents in FY12)
No share buyback activity occurred during the nine months
As announced on 15 November 2012, the company expects to be in a position to make further distributions to shareholders in the near term as follows:
subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;
for dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments)
to 30% to 50% of net operating profit (excluding asbestos adjustments); and
if and to the extent the company does not undertake share buybacks between today and the announcement of FY2013 results in May 2013, the company will consider an increase of its dividend payout ratio for FY2013. In this event, the dividend in respect of the second half of FY 2013 is anticipated to be approximately US35.0 cents per security, subject to certain conditions as outlined in the 15 November 2012 announcement

Net cash of US$159.5 million compared to net cash of US$265.4 million at 31 March 2012
Weighted average remaining term of total facilities was 0.4 years at 31 December 2012, down from 0.9 years at 31 March 2012. The Company is intending to refinance its existing credit facilities during the fourth quarter of the 2013 financial year
James Hardie remains well within its financial debt covenants
31
At 31 December 2012:
DEBT
US$ Millions
Total facilities 280.0
Gross debt -
Cash  159.5
Net cash (159.5)
Unutilised facilities and cash  439.5

ASBESTOS FUND – PRO FORMA (UNAUDITED)
1 In accordance with Amended and Restated Final Funding Agreement
A$ millions
AICF cash and deposits - 31 March 2012 62.5
Contribution to AFFA by James Hardie 177.5
Insurance and cross claim recoveries 34.1
Interest income and unrealised gain on investments 6.3
Claims paid (98.0)
Operating costs (2.9)
Repayment of NSW Government loan facility (29.7)
Other 1.4
AICF net cash and deposits - 31 December 2012 151.2
1

*
Certain reclassifications have been reflected in the prior periods shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, tax benefit related to asbestos adjustments, ASIC expenses/recoveries, asset impairments, New Zealand product liability expenses and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, asset impairments, New Zealand product liability expenses and ASIC expenses/recoveries
3    Includes restricted cash set aside for AFFA
Note: For the 2012 and 2011 financial years, key ratios for the nine month period have been presented above for comparative purposes
33
KEY RATIOS
*
9 Months
FY 2013
9 Months
FY 2012
9 Months
FY2011
EPS (Diluted)
25.8c 24.9c 18.9c
EBIT/ Sales (EBIT margin)
14.5% 16.4% 15.7%
Gearing Ratio
-13.9% -2.0% 4.6%
Net Interest Expense Cover
43.6x 25.8x 24.2x
Net Interest Paid Cover
110.8x 24.9x 22.6x
- - 0.3yrs
1
2
1
2
2
3
Net Debt Payback

SUMMARY
1
Comparisons are of the 3rd quarter and nine months of the current fiscal year versus the 3rd quarter and nine months of the prior fiscal year
The 3rd quarter results reflected:
1
Net operating profit excluding asbestos, asset impairments, ASIC expenses,
New Zealand product liability expenses and tax adjustments for the 3rd quarter and nine months was US$28.8 million and US$113.1 million, respectively.
Higher sales volume in the USA and Europe Fibre Cement segment due to improved housing activity and gains in market and category share in the US
Higher sales volume in Asia Pacific Fibre Cement segment
Higher SG&A expenses driven by:
Increase in legacy New Zealand product liability expenses, and
Funding of initiatives in the US in anticipation of market demand moving back to more normal levels

FY2013 GUIDANCE
Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments to be between
US$136 million and US$141 million
Management cautions that guidance is dependent upon US housing industry conditions continuing to improve and that an average exchange rate of approximately
US$1.04/A$1.00 applies for the balance of the fiscal year ending 31 March 2013
Management cautions that housing market conditions remain uncertain and notes that some input costs remain volatile
Management is unable to forecast the comparable US GAAP financial measure due to the uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

QUESTIONS

APPENDIX

FINANCIAL SUMMARY – NINE MONTHS

US$ Millions % Change % Change
Net Sales
USA and Europe Fibre Cement 224.5 $       192.8 $     16 714.6 $    641.3 $     11
Asia Pacific Fibre Cement 95.9 90.2 6 279.9 286.9 (2)
Total Net Sales 320.4 $       283.0 $     13 994.5 $    928.2 $     7
EBIT - US$ Millions
USA and Europe Fibre Cement 30.4 $        31.0 $       (2) 124.7 $    126.3 $     (1)
Asia Pacific Fibre Cement 19.2 19.7 (3) 58.2 67.0 (13)
Research & Development (6.8) (5.0) (36) (19.1) (15.2) (26)
General corporate costs excluding
asbestos and ASIC (8.1) (8.9) 9 (19.8) (26.1) 24
Total EBIT excluding asbestos, asset
impairments, ASIC expenses and
New Zealand product liability
expenses 34.7 $        36.8 $       (6) 144.0 $    152.0 $     (5)
Net interest expense excluding AICF
interest income (1.3) (2.3) 43 (3.3) (5.9) 44
Other income (expense) 0.5 1.5 (67) 1.2 (0.5) -
Income tax expense excluding tax
adjustments (5.1) (8.0) 36 (28.8) (36.3) 21
Net operating profit excluding
asbestos, asset impairments, ASIC
expenses, New Zealand product
liability expenses and tax
adjustments 28.8 $        28.0 $       3 113.1 $    109.3 $     3
Q3 '13 Q3 '12 FY2013 FY2012
9 Months
1
1
USA and Europe Fibre Cement EBIT excludes asset impairments of US$5.8 million (Q3 ‘13 and YTD ‘13). Asia Pacific Fibre Cement EBIT excludes
New Zealand product liability expenses of US$7.5 million (Q3’13), US$0.3 million (Q3’12), US$13.2 million (YTD ‘13) and US$1.0 million (YTD ‘12)

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 39 USA FIBRE CEMENT Top Line Growth JH Volume Housing Starts JH Revenue

TOTAL U.S. HOUSING STARTS 40

GENERAL CORPORATE COSTS – Q3

US$ Millions
% Change
Stock compensation expense 3.1 4.6 33
Other costs 5.0 4.3 (16)
General corporate costs excluding ASIC
expenses  8.1 8.9 9
ASIC expenses  0.1 0.3 67
General corporate costs 8.2 9.2 11
Q3 '13 Q3 '12

GENERAL CORPORATE COSTS – NINE MONTHS

US$ Millions
9 Months
FY 2013
9 Months
FY 2012
% Change
Stock compensation expense 8.7 8.4 (4)
Other costs 19.3 17.7 (9)
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of legal costs 28.0 26.1 (7)
ASIC expenses 0.5 1.0 50
Recovery of RCI legal costs (2.7) - -
Intercompany foreign exchange gain (5.5) - -
General corporate costs 20.3 27.1 25

EBITDA – Q3
1 Excludes asset impairments in Q3 FY13
2 Excludes New Zealand product liability expenses
US$ Millions
Q3 ’13 Q3 ’12 % Change
EBIT
USA and Europe Fibre Cement 30.4 31.0 (2)
Asia Pacific Fibre Cement
19.2 19.7 (3)
Research & Development
(6.8) (5.0) (36)
General corporate excluding asbestos and ASIC expenses  (8.1) (8.9) 9
Depreciation and Amortisation
USA and Europe Fibre Cement
14.7 14.4 2
Asia Pacific Fibre Cement
2.6 2.6 -
Total EBITDA excluding asbestos, asset impairments,
ASIC expenses and New Zealand product liability
expenses 52.0 53.8 (3)
Asbestos adjustments
11.7 (33.5) -
AICF SG&A expenses
(0.5) (0.9) 44
Asset impairments
(5.8) - -
ASIC expenses
(0.1) (0.3) 67
New Zealand product liability expenses
(7.5) (0.3) -
Total EBITDA
49.8 18.8 -
1
2

EBITDA – NINE MONTHS
1    Excludes asset impairments in FY13
2  Excludes New Zealand product liability expenses
US$ Millions
9 Months
FY 2013
9 Months
FY 2012
% Change
EBIT
USA and Europe Fibre Cement 124.7 126.3 (1)
Asia Pacific Fibre Cement
58.2 67.0 (13)
Research & Development
(19.1) (15.2) (26)
General corporate excluding asbestos and ASIC expenses (19.8) (26.1) 24
Depreciation and Amortisation
USA and Europe Fibre Cement
40.6 39.8 2
Asia Pacific Fibre Cement
7.4 8.0 (8)
Total EBITDA excluding asbestos, asset impairments,
ASIC expenses and New Zealand product liability
expenses 192.0 199.8 (4)
Asbestos adjustments 14.5 15.2 (5)
AICF SG&A expenses (1.2) (2.3) 48
Asset impairments
(5.8) - -
ASIC expenses
(0.5) (1.0) 50
New Zealand product liability expenses
(13.2) (1.0) -
Total EBITDA
185.8 210.7 (12)
2
1

CAPITAL EXPENDITURE
Capital expenditure of US$34 million approved for reconfiguration and refurbishment of the Fontana, CA plant, which is scheduled to re-open early calendar year 2014
US$ Millions
9 Months
FY 2013
9 Months
FY 2012 % Change
USA and Europe Fibre Cement (including
Research and Development)
34.1 20.6 66
Asia Pacific Fibre Cement 7.7 4.9 57
Total 41.8 25.5 64

NET INTEREST INCOME (EXPENSE)
US$ Millions
Q3 ’13 Q3 ’12
9 Months
FY 2013
9 Months
FY 2012
Gross interest expense (0.9) (0.9) (2.5) (2.9)
Interest income 0.1 - 0.7 0.2
Realised loss on interest rate swaps (0.5) (1.4) (1.5) (3.2)
Net interest expense excluding AICF interest income (1.3) (2.3) (3.3) (5.9)
AICF interest income 3.4 0.8 5.6 2.2
Net interest income (expense) 2.1 (1.5) 2.3 (3.7)

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as
EBIT as a percentage of net sales
Operating profit before income taxes - is equivalent to the US GAAP measure of income before income taxes
Net operating profit - is equivalent to the US GAAP measure of net income

ENDNOTES

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
49
NON-US GAAP FINANCIAL MEASURES
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 32.5 $ 1.8 $ 137.8 $ 162.9
Asbestos:
Asbestos adjustments (11.7) 33.5 (14.5) (15.2)
AICF SG&A expenses 0.5 0.9 1.2 2.3
Asset impairments 5.8 - 5.8 -
ASIC expenses 0.1 0.3 0.5 1.0
New Zealand product liability expenses 7.5 0.3 13.2 1.0
EBIT excluding asbestos, asset impairments, ASIC
expenses and New Zealand product liability
expenses 34.7 36.8 144.0 152.0
Net sales $ 320.4 $ 283.0 $ 994.5 $ 928.2
EBIT margin excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability expenses 10.8% 13.0% 14.5% 16.4%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
50
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit (loss) $ 31.5 $ (4.8) $ 115.0 $ 123.6
Asbestos:
Asbestos adjustments (11.7) 33.5 (14.5) (15.2)
AICF SG&A expenses 0.5 0.9 1.2 2.3
AICF interest income (3.4) (0.8) (5.6) (2.2)
Tax expense (benefit) related to asbestos 2.5 (0.1) 5.1 (0.1)
Asset impairments 5.8 - 5.8 -
ASIC expenses 0.1 0.3 0.5 1.0
New Zealand  product liability expenses 7.5 0.3 13.2 1.0
Tax adjustments (4.0) (1.3) (7.6) (1.1)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand product
liability expenses and tax adjustments $ 28.8 $ 28.0 $ 113.1 $ 109.3

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New
Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
51
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand product
liability expenses and tax adjustments $ 28.8 $ 28.0 $ 113.1 $ 109.3
Weighted average common shares outstanding -
Diluted (millions) 440.3 435.0 439.0 438.4
Diluted earnings per share excluding asbestos, asset
impairments,  ASIC expenses, New Zealand product
liability expenses and tax adjustments (US cents) 6.5 6.4 25.8 24.9

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
52
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Operating profit before income taxes $ 35.1 $ 1.8 $ 141.3 $ 158.7
Asbestos:
Asbestos adjustments (11.7) 33.5 (14.5) (15.2)
AICF SG&A expenses 0.5 0.9 1.2 2.3
AICF interest income (3.4) (0.8) (5.6) (2.2)
Asset impairments 5.8 - 5.8 -
Operating profit before income taxes excluding
asbestos and asset impairments  $ 26.3 $ 35.4 $ 128.2 $ 143.6
Income tax expense (3.6) (6.6) (26.3) (35.1)
Asbestos:
Tax expense (benefit) related to asbestos adjustments 2.5 (0.1) 5.1 (0.1)
Tax adjustments (4.0) (1.3) (7.6) (1.1)
Income tax expense excluding tax adjustments (5.1) (8.0) (28.8) (36.3)
Effective tax rate 10.3% 366.7% 18.6% 22.1%
Effective tax rate on earnings excluding asbestos, asset
impairments and tax adjustments 19.4% 22.6% 22.5% 25.3%

Adjusted EBITDA

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 32.5 $ 1.8 $ 137.8 $ 162.9
Depreciation and amortisation 17.3 17.0 48.0 47.8
Adjusted EBITDA $ 49.8 $ 18.8 $ 185.8 $ 210.7
– is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted
EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of
RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
54
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2012
General corporate costs $ 8.2 $ 9.2 $ 20.3 $ 27.1
Excluding:
ASIC expenses (0.1) (0.3) (0.5) (1.0)
Intercompany foreign exchange gain
- -
5.5
-
Recovery of RCI legal costs
- -
2.7
-
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 8.1 $ 8.9 $ 28.0 $ 26.1
Q3
FY 2013 FY 2013

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2012
Selling, general and administrative expenses $ 59.7 $ 48.0 $ 160.6 $ 142.1
Excluding:
New Zealand product liability expenses (7.5) (0.3) (13.2) (1.0)
Selling, general and administrative expenses
excluding New Zealand product liability expenses $ 52.2 $ 47.7 $ 147.4 $ 141.1
Net Sales $ 320.4 $ 283.0 $ 994.5 $ 928.2
Selling, general and administrative expenses as a
percentage of sales 18.6% 17.0% 16.1% 15.3%
Selling, general and administrative expenses
excluding New Zealand product liability expenses as
a percentage of net sales 16.3% 16.9% 14.8% 15.2%
Q3
FY 2013 FY 2013
Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

Q3 FY13 MANAGEMENT PRESENTATION 27 February 2013